Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Dear Colleagues,

As we continue to make progress in planning for our recommended combination with SABMiller, we are pleased to share the future team for the new Africa Zone. As with our previous announcements, these changes are conditional upon, and would be implemented following, the successful completion of the combination.

The Africa Zone team will be composed of 13 colleagues reporting to Zone President Ricardo Tadeu. Additional information on each team member can be found below.

We are excited that this team represents a mix of great talent from both SABMiller and AB InBev and are looking forward to learning from the experience and extensive market expertise that this team will bring to our combined company. The VP Information and Business Services (IBS) is subject to a separate announcement.

After completion, the headquarters for our Business Unit (BU) South Africa will be in Johannesburg, South Africa, for our BU Southern Africa they will be located in Maputo, Mozambique, for our BU East Africa, headquarters will be in Dar es Salaam, Tanzania, and for our BU West Africa, headquarters will be in Lagos, Nigeria.

The new team members will be able to participate in the planning for the appointments of EBM-2, which we will announce after completion of the combination.

The changes announced today would be implemented with due respect for applicable legal and works council considerations and consultation requirements, and will take effect immediately following the successful completion of the combination.

Biographies

[GRAPHIC APPEARS HERE] Ricardo Tadeu

Zone President Mexico

Ricardo Tadeu is our current Zone President Mexico. Ricardo is a Brazilian citizen and received a Law Degree from the Universidade Candido Mendes in Brazil and a Master of Law from Harvard Law School. He is also Six Sigma Black Belt certified. He joined Ambev in 1995 and has held various roles across the commercial area. He was appointed Business Unit President for our operations in Hispanic Latin America in 2005, and from 2008 to 2012, served as Business Unit President Brazil. He was appointed Zone President Mexico in 2013 and will be appointed Zone President Africa for the combined group following the completion of the combination.

Business Unit Presidents:

[GRAPHIC APPEARS HERE] Yokesh Maharaj

Business Unit President South Africa

Yokesh Maharaj is currently Director of Sales and Distribution for SABMiller and serves as Resources Director for SABMiller’s Board of Directors. He is a South African citizen and received a Bachelor of Business degree from Natal University and a Bachelor of Technology degree from the Natal University of Technology. Yokesh joined SABMiller in 2001 and previously served as SABMiller General Manager for the East Coast Region and SABMiller General Manager for the Egoli Region. Yokesh will become Business Unit President South Africa for the combined group following the completion of the combination.

[GRAPHIC APPEARS HERE] Andries Du Plessis

Business Unit President West Africa

Andries Du Plessis is currently Managing Director Nigeria for SABMiller Africa. He is a South African citizen and received a Bachelor of Accounting Science (Honours) degree from the University of South Africa. Andries joined SABMiller in 2003 and previously served as Finance Director Nigeria and Commercial Director Nigeria. Andries will become Business Unit President West Africa for the combined group following the completion of the combination.

[GRAPHIC APPEARS HERE] Roberto Jarrin

Business Unit President East Africa

Roberto Jarrin is currently Managing Director of Tanzania and Operations Director East Africa for SABMiller. He is an Ecuadorian citizen and received a B.A. in Chemical Engineering and an M.S. in Engineering Management from Florida Institute of Technology. Roberto joined SABMiller in 2007 and previously served as Managing Director of Birra Peroni in Italy and as President of Cerveceria Nacional Ecuador. Roberto will become Business Unit President East Africa for the combined group following completion of the combination.

[GRAPHIC APPEARS HERE] Pedro Cruz

Business Unit President Southern Africa

Pedro Cruz is currently Managing Director Mozambique for SABMiller. He is a Portuguese citizen and holds a degree in Business Administration and an MBA from

Catholic University of Lisbon in Portugal. Pedro joined SABMiller in 2007 and previously served as Commercial Director in Mozambique. Pedro will be appointed Business Unit President Southern Africa for the combined group following completion of the combination.

Functional Roles:

[GRAPHIC APPEARS HERE]

Andrea Quaye

VP Marketing

Andrea Quaye is currently Marketing Director of The South African Breweries. She is a South African citizen and received an Honours degree in Economics from the University Pierre Mendes in France and a DESS International Business from the Institut d’Administration des Entreprises de Poitiers (IAE). Andrea joined SABMiller in 2003 and previously served as Marketing Development Manager at the Africa Hub and General Manager for Carling Black Label & Castle Lite. Andrea will become VP Marketing Africa for the combined group upon completion of the combination.

[GRAPHIC APPEARS HERE] Lucia Swartz

VP People

Lucia Swartz is currently Human Resources Director for SABMiller Africa. She is a South African citizen and received a Bachelor of Arts degree from the University of the Western Cape, a Diploma in Human Resources from Peninsula Technicon and attended the Advanced Management Programme at Henley University in the UK. Lucia joined SABMiller in 2015 and previously served as Group Head of Human Resources for Sappi Limited. Lucia will become VP People Africa for the combined group upon completion of the combination.

[GRAPHIC APPEARS HERE] Jonathan Kirby

VP Finance

Jonathan Kirby is currently Finance Director for SABMiller Africa. He is a South African citizen and received a Bachelor of Accounting degree from the University of the Witwatersrand and a Higher Diploma in Tax Law from Rand Afrikaans University. Jonathan joined SABMiller in 1992 and previously served as Financial Director Botswana and Financial Director Africa and Asia. Jon will become VP Finance Africa for the combined group upon completion of the combination.

[GRAPHIC APPEARS HERE] David Hauxwell

VP Procurement

David Hauxwell is currently our VP Procurement Integration. He is a U.S. citizen and received an B.A in Supply Chain Mangement from Michigan State University, and an MBA from Virginia Commonwealth University. David joined AB InBev in 2010 and previoulsy served as VP Procurement MEX and Global VP Indirect Sourcing. David will become our VP Procurement Africa for the combined group upon completion of the combination.

[GRAPHIC APPEARS HERE] Trevor Sanderson

VP Supply

Trevor is currently the Technical & Supply Chain Director for SABMiller Africa. He is a dual South African and British citizen and received a Bachelor of Commerce Degree from the University of South Africa, and also graduated with degrees in Mechanical Engineering and an MBA from the University of the Witwatersrand in

Johannesburg. Trevor joined SABMiller in 1995 and previously served as Manufacturing Director of the soft drink division and Manufacturing Director SABMiller Africa. Trevor will be appointed VP Supply Africa for the combined group following completion of the combination.

[GRAPHIC APPEARS HERE] João Dahne

VP Logistics

João Dahne is currently our Sales Director Rio de Janeiro for Latin America North. João is a Brazilian citizen and received a Business Administration Degree from Ruy Barbosa College, an MBA from Getulio Vargas Foundation and an in-company MBA from Business School São Paulo. João joined AB InBev in 2000 and previously served as Sales Director South for Latin America North and Commercial Manager for Sao Paulo. João will be appointed VP Logistics Africa for the combined group following the completion of the combination.

[GRAPHIC APPEARS HERE] Monwabisi Fandeso

VP Legal & Corporate Affairs

Monwabisi Fandeso is currently SABMiller Africa Corporate Affairs Director. He is a South African citizen and received an MBA from The Wharton School at the University of Pennsylvania. Monwabisi joined SABMiller in 1998 and previously served as Corporate Affairs Director of SABMiller and as Projects Director. Monwabisi will become VP Legal and Corporate Affairs Africa for the combined group upon completion of the combination.

[GRAPHIC APPEARS HERE] Marcel Regis

VP Sales & Integration

Marcel Regis is currently our Global VP Sales Integration. Marcel is a Brazilian citizen and received a degree in Marketing from Catholic University, an MBA from Getulio Vargas Foundation and an in-company MBA from Business School São Paulo. Marcel joined AB InBev in 1997 and previously served as VP Soft Drink Brazil, Sales Director Brazil and Off Trade Director Brazil. Marcel will be appointed VP Sales & Integration Africa for the combined group following the completion of the combination.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016 and in the Registration Statement on Form F-4, which includes a prospectus, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, the Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or

Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.